                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                      UNDER SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                             PNI Technologies, Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    73990510
                                    --------
                                 (CUSIP Number)

                              Thomas R. Moore, Esq.
                     The PNC Financial Services Group, Inc.
                                249 Fifth Avenue
                       Pittsburgh, Pennsylvania 15222-2707
                                 (412) 762-1901
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 17, 2002
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |__|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 73990510
          --------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         PNC Capital Corp.
         51-0336667

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------------------------------------------------------------
NUMBER OF SHARES                7.  Sole Voting Power: 156,785
------------------------------------------------------------------------------
BENEFICIALLY OWNED              8.  Shared Voting Power:  -0-
------------------------------------------------------------------------------
BY EACH REPORTING               9. Sole Dispositive Power: 156,785
------------------------------------------------------------------------------
PERSON WITH                     10. Shared Dispositive Power: -0-
------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         156,785

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%

14.      TYPE OF REPORTING PERSON

         CO

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CUSIP No. 73990510
          --------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         PNC Holding, LLC (formerly, PNC Holding Corp.) 51-0337069

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (c)      [ ]
         (d)      [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) |__|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-------------------------------------------------------------------------------
NUMBER OF SHARES                7.  Sole Voting Power: 156,785
-------------------------------------------------------------------------------
BENEFICIALLY OWNED              8.  Shared Voting Power:  -0-
-------------------------------------------------------------------------------
BY EACH REPORTING               9. Sole Dispositive Power: 156,785
-------------------------------------------------------------------------------
PERSON WITH                     10. Shared Dispositive Power: -0-
-------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         156,785

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%

14.      TYPE OF REPORTING PERSON

         OO

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CUSIP No. 73990510
          --------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The PNC Financial Services Group, Inc. (formerly, PNC Bank Corp.) 25-1435979

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (e)      [ ]
         (f)      [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) |__|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

-------------------------------------------------------------------------------
NUMBER OF SHARES                7.  Sole Voting Power: 156,785
-------------------------------------------------------------------------------
BENEFICIALLY OWNED              8.  Shared Voting Power:  -0-
-------------------------------------------------------------------------------
BY EACH REPORTING               9. Sole Dispositive Power: 156,785
-------------------------------------------------------------------------------
PERSON WITH                     10. Shared Dispositive Power: -0-
-------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         156,785

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%

14.      TYPE OF REPORTING PERSON

         HC

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                             Introductory Statement

This Amendment No. 2 hereby amends the initial Schedule 13D filed on August 6, 1997 together with Amendment No. 1 filed March 30, 1998 (the "Amended 13D") relating to the Common Stock, par value of $0.0001 per share of PNI Technologies, Inc., formerly, Preferred Networks, Inc. (the "Company"). Item 2 and Item 5 of the Amended 13D previously filed by PNC Capital Corp., PNC Holding, LLC and The PNC Financial Services Group, Inc. (collectively, the "Reporting Persons") are hereby amended as set forth below.

         Item 2.  Identity and Background.

         Note the following changes:

         2(a) PNC Bank Corp. changed its corporate name to The PNC Financial Services Group, Inc. effective March 14, 2000 through an amendment to its Articles of Incorporation pursuant to and in accordance with the Pennsylvania Business Corporation Law.

         PNC Holding Corp. was converted from a corporation to a limited liability company on November 22, 1999 pursuant to and in accordance with the Delaware General Corporation Law and the Delaware Limited Liability Company Act.

         Item 5.  Interest in Securities of the Issuer.

         Note the following changes:

         5(a) Currently, PNC Capital Corp. is the direct beneficial owner of 156,785 shares representing approximately 0.9% of the Common Stock of the Company, based on outstanding stock information contained in the last Form 10-Q on file with the SEC for the Company.

         5(c) PNC Capital Corp. sold 416,997 shares on December 31, 2001 in a privately negotiated transaction for the price of $0.0001 per share.

         Warrants to purchase 1,303,333 shares of Common Stock of the Company expired on June 17, 2002 in accordance with their terms, with no value received upon expiration.

         5(e) This statement is being filed to report the fact that as of June 17, 2002, The Reporting Persons ceased to be a beneficial owner of more than 5% of the Common Stock of the Company.

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 9, 2002              THE PNC FINANCIAL SERVICES GROUP, INC.


                                     By:  /s/ Robert L. Haunschild
                                          -----------------------------------
                                          Robert L. Haunschild, Senior Vice
                                             President & Chief Financial Officer


Dated:   August 9, 2002              PNC HOLDING, LLC


                                     By:  /s/ Robert L. Haunschild
                                          -----------------------------------
                                           Robert L. Haunschild, President


Dated:   August 9, 2002              PNC CAPITAL CORP.


                                     By:  /s/ Gary J. Zentner
                                          -----------------------------------
                                           Gary J. Zentner, President





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